Exhibit 14.2

REPORTING PROCEDURE

1.	Scope and objective

1.1	ASML places significant value on doing business (and behaviour in general) which takes into account the highest ethical standards. ASML has transposed this basic principle for ethical behaviour into practical standards for ASML and its Employees and has captured them in the Principles of Business Control and the Code of Conduct.

1.2	This Reporting Procedure describes the way in which Reports may be made and how these Reports are dealt with.

1.3	The Reporting Procedure involves all Employees worldwide, irrespective of the legal basis of their employment. This procedure also provides a basis for third parties to make Reports.

1.4	The Reporting Procedure enters into effect on 1 September 2011 and replaces the ASML Antifraud Policy investigations, Complaints Procedure and Whistleblower’s Procedure. As of such date, Reports which relate to potential financial inaccuracies, misappropriation, fraud, inadequate checks and comparable issues must be made according to this Reporting Procedure and remain under the supervision of the Audit Committee of the Supervisory Board.

2.	Complaints Committee and Trusted Representatives

2.1	Members of the Complaints Committee and the Trusted Representatives in the Netherlands are appointed by ASML with approval from the Works Council for a period of three years; the same also applies to substitute members.

2.2	In the event that one of the members of the Complaints Committee is (in)directly involved in a reported Breach, this member shall withdraw himself fully from dealing with the Report in question. In that case, the Complaints Committee shall be expanded to include a substitute member from a function different to the function being withdrawn.

2.3	ASML shall provide the Complaints Committee and the Trusted Representatives with the facilities needed to ensure that they may be contacted and are able to handle Reports in a straightforward manner, whilst preserving confidentiality and anonymity.

2.4	The Trusted Representatives and the members of the Complaints Committee enjoy the same rights of protection as members of the Works Council.

2.5	An equal number of male and female Trusted Representatives shall be appointed.

2.6	The Trusted Representatives must enjoy the trust of the Employees and may not occupy a position which may hinder his/her independence or which could entail a conflict of interests.

2.7	The Trusted Representatives’ duties shall include amongst others:

•	Initial intake, providing advice and support to Employees who have witnessed a Breach or have strong suspicions that a Breach has occurred;

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If requested, providing support to the Reporting party (i) when discussing the (potential) Breach within ASML (for example with the management, the HR&O department, the Ethics Officer or the Internal Audit department) and/or (ii) when submitting a Report to the Complaints Committee; providing support to the Reporting party when submitting a report to the police;

•	Issuing recommendations to ASML, whether or not requested to do so, to prevent Breaches from occurring and to promote ethical behavior and doing business ethically.

3.	Method of reporting a (potential) Breach

3.1	All Employees who have witnessed a Breach (or have strong suspicions that a Breach has occurred) are strongly urged to report the Breach. In the event that an Employee wishes to address a situation or incident to which a specific internal procedure applies (such as an HR&O procedure), this specific procedure must be followed.

3.2	The (suspected) Breach must first be discussed with the Reporting party’s immediate superior (or his/her manager) or the Reporting Party’s HR&O contact person, unless this would be unreasonable given the circumstances. In addition, the Reporting party shall at all times be entitled to approach a Trusted Representative for information and assistance.

3.3	A Report to the Complaints Committee may be made as follows: using the online reporting service (which can be accessed via ASML’s Intranet (NetScanner)); or by telephone using the local dial-in number provided for your country on NetScanner; or by contacting a local ethics liaison, Ethics Officer or member of the Complaints Committee (contact details available on NetScanner).

3.4	In the event that a Reporting party is concerned about retaliation as the result of a Report, he/she may request to remain anonymous, provided that local laws permit this. In the event that an anonymous Report is made using an alternative means to the online reporting service as referred to in Article 3.3, it may not be possible to investigate the anonymous complaint as thoroughly as via the online reporting service because this service provides ASML with the possibility to ask additional questions concerning the Report.

3.5	At the request of the Reporting party, a Trusted Representative may support the Reporting party in submitting the Report. The Reporting party may also request a preliminary consultation on a potential Breach with one or more members of the Complaints Committee or the Ethics Officer or local ethics liaison. A preliminary consultation shall be held in strict confidence and shall not be documented in writing.

3.6	Once the Complaints Committee has received a Report and has determined that it has the power to deal with the Report, the Complaints Committee shall determine which member of the Complaints Committee shall take what action.

3.7

The Complaints Committee shall keep the Reporting party up-to-date on the progress of investigating the Report and shall aim to finalize the investigation within two months after it has been submitted, with a binding recommendation to the Supervisor.[1]

3.8	The Complaints Committee is empowered to request all information from ASML and to examine all documents that it deems necessary within the context of investigating and dealing with a (suspected) Breach. Employees are required to provide their full cooperation to an investigation of this nature.

3.9	The Complaints Committee shall be entitled to enlist the help of one or more experts, the costs of whom shall be borne by ASML.

3.10	The Complaints Committee shall be responsible for (the coordination of) the investigation into a (suspected) Breach, unless the Report concerns (i) a member of the Complaints Committee; (ii) a member of the Board of Management or (iii) a member of the Supervisory Board. In the aforementioned cases, and in the event of a complaint concerning (i) this Reporting Procedure or (ii) the way in which a Report is dealt with by the Complaints Committee, the Report shall be sent to the Chairman of the Supervisory Board who shall then be responsible for (the coordination of) the investigation into the (suspected) Breach or the complaint.

[1]	The immediate manager of the Accused party.

3.11	As soon as the investigation into a (suspected) Breach has been completed and the complaint has been found fully or partially justified, the Complaints Committee shall send a written report to the Supervisor containing a binding advice on measures that must be taken. Both the report and the measures to be taken must be appropriate and must take into account the nature of the Report. The Reporting party, the Accused party and the superior of the Supervisor shall receive a report stating that the complaint has been found justified and whether or not a sanction shall be imposed; if this is the case, they shall also receive confirmation that the sanction has been actually imposed. In the event that the complaint has been found not to be justified, the Complaints Committee shall inform both the Reporting party and the Accused party. Internal Audit shall monitor compliance with the binding advice and report annually in this regard.

4.	No investigation

An investigation primarily aims to detect, prevent and where necessary, correct undesirable behaviour. The Reporting party should not use this Reporting Procedure to settle personal disputes; nor should he/she make improper use of this procedure. In the event that there are strong indications that either of these cases applies, the Complaints Committee may decide to investigate a Report at a later date or not at all.

The Complaints Committee also reserves the right not to investigate a Report if:

•	There is insufficient information available and there is no reasonable possibility of obtaining further information; or

•	The Report is considered to be made with malicious intent; or

•	The Report concerns a Breach which has already been dealt with by the Complaints Committee before; or

•	The Complaints Committee does not have the authority to deal with the Report, for example, in case another (specific) procedure is available.

5.	Reporting

The Trusted Representatives and the Complaints Committee shall issue a joint annual report to the management and the Works Council, without specifying the names and roles of the Reporting parties, the Accused parties and other individuals involved in the Report. In any case, this report shall contain the following information:

•	The number of Reports and the number of reported Breaches that the Complaints Committee has found justified; and

•	The number of Reports that have not been investigated by the Complaints Committee; and

•	The types of Breaches that have been reported; and

•	The number of requests for assistance from Trusted Representatives sub-divided into types of request.

6.	Protection and rights of the Reporting party

6.1	If the Reporting party acts in good faith, in accordance with the Code of Conduct and this Reporting Procedure, his/her request for anonymity shall be respected and ASML shall observe a strict policy of non-retaliation in respect of this Reporting party. Violation of this right shall not be tolerated by ASML.

6.2	The Reporting party shall not enjoy the aforesaid protection if the Report is submitted with malicious intent.

7.	Protection and rights of the accused party

7.1	The Accused party shall be informed by the Complaints Committee of any Report in which the Accused party is the subject of an investigation.

7.2	The Accused party shall be interviewed by the Complaints Committee in a timely manner and shall at all times be entitled to defend himself/herself against the accusation.

8.	Reports with malicious intent

ASML views Reports with malicious intent as a serious breach of the Code of Conduct. Disciplinary and/or other legal measures shall be taken against Employees who misuse this Reporting procedure.

9.	Confidentiality

9.1	The Reporting party, ASML, Complaints Committee, Trusted Representatives, the Chairman of the Supervisory Board and all other individuals who are involved in the investigation of a Report shall deal with the Report and all other data and information that relates to the Report with strict confidentiality. The privacy of both the Reporting party and the Accused party shall be protected and Reports shall be dealt with on a strictly ‘need-to-know’ basis.

9.2	ASML is responsible for processing personal data as described in the privacy law. ASML has taken suitable measures to protect personal data against unauthorised access and processing. Personal data relating to a Report shall be processed by ASML separately from other personal data.

9.3	Within two months of the completion of an investigation as the result of a Report, the completion of any legal (follow-up) procedure, the imposition of any measures or the withdrawal of a Report by the Reporting party, the personal data relating to the Report in question shall be destroyed.

9.4	Employees shall be entitled to request that the Complaints Committee or the Chairman of the Supervisory Board inform him/her as to whether a Report concerning him/her has been submitted. If this is the case, a full written overview shall be provided to the Employee in question, stating the personal data that are being processed within the context of a Report, unless this is likely to severely hinder the investigation concerning the Report in question.

10.	Information and contact details

Further information concerning the Reporting Procedure, the Trusted Representatives, the Ethics Officer, the ethics liaisons and the Complaints Committee can be found on ASML NetScanner. <include link> or may be requested from ASML’s Corporate Legal Department (+31 40 268 2801 or legal@asml.com).

11.	Definitions

In this Reporting procedure, the following shall be understood to mean:

ASML:	ASML Holding N.V. or one of its group companies

Accused party:	An individual who is the subject of an investigation as the result of a formal Report on the basis of this Reporting Procedure

Board of Management:	ASML’s Board of Management or one of its members charged with dealing with and sanctioning Breaches

Breach:	Unlawful or unethical behaviour, including behaviour which violates the Code of Conduct

Code of Conduct:	ASML’s worldwide code of conduct for ethical business conduct including ASML’s Business Principles and ASML’s Explanatory Guidelines

Complaints Committee:	A complaints committee which has been established by ASML with approval from the Works Council as referred to in Article 2 of this Reporting procedure

Employees:	All individuals who work for ASML throughout the world, irrespective of the legal basis of their employment, including members of the Board of Management and ASML’s Supervisory Board

Ethics Officer:	The Employee responsible for implementing, maintaining and improving the ethical awareness and compliance programme within the ASML Group

Report:	A report by a Reporting party of a (suspected) Breach

Reporting party:	An individual who reports a (suspected) Breach in accordance with the Reporting Procedure

Reporting Procedure:	This produce, which details how Reports may be made and how these Reports are dealt with

Supervisor:	The immediate manager of an Accused party

Trusted Representative:	An officer appointed by ASML with approval from the Works Council as referred to in Article 2 of the Reporting procedure (or outside of the Netherlands: an ethics liaison appointed by ASML who fulfils an ethics & compliance role locally)

Works Council:	The works council at ASML Netherlands B.V.